UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

COMMUNICATIONS SYSTEMS, INC.

(exact name of registrant as specified in its charter)

Minnesota	001-31588	41-0957999
(State of Incorporation or organization)	(Commission File Number)	(Federal Employer Identification No.)

10900 Red Circle Drive, Minnetonka, MN 55343
(Address of principal executive offices and zip code)

Edwin C. Freeman, telephone (952) 996-1674

(Name and telephone number of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Communications Systems, Inc. (“CSI”) provides physical connectivity infrastructure products and services for global deployments of broadband networks through the following business units:

•	Suttle manufactures and sells copper and fiber connectivity products, enclosure systems, xDSL filters and splitters, and active technologies for voice, data and video communications under the Suttle brand in the United States and internationally;
•	Transition Networks designs, assembles and sells NIDs, media converter devices, Ethernet switches and other connectivity products that make it possible to transmit telecommunications signals between systems using different types of media; and
•	JDL Technologies provides technology solutions including virtualization, managed services, wired and wireless network design and implementation services, and converged infrastructure configuration and deployment.

CSI has concluded that products it manufactures or contracts to manufacture in these business units contain “Conflict Minerals” that are necessary to the functionality or production of such products. As a result of such conclusion, CSI conducted a reasonable country of origin inquiry designed to determine if the conflict minerals in its products originated in the Democratic Republic of Congo or an Adjoining Country (as defined in Rule 13p-1) or are from recycled or scrap sources.

In accordance with the rules, CSI undertook due diligence to determine the conflict minerals status of the necessary conflict minerals used in components in its manufacturing or for the contract manufacturing of its products. CSI’s due diligence is described in the accompanying report included as Exhibit 1.01 to this Form SD.

Item 1.01  Conflict Minerals Disclosure and Report

A copy of CSI’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at www.commsystems.com under the tab Investor Resources.

Item 1.02  Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01  Exhibits

Exhibit 1.01 – Conflict Minerals Report for the reporting period January 1, 2015 to December 31, 2015 as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

COMMUNICATIONS SYSTEMS, INC.

By:	/s/ Edwin C. Freeman	May 27, 2016
	Edwin C. Freeman Chief Financial Officer	(Date)